PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA EDGAR CORRESPONDENCE ONLY

August 13, 2008

Tom Kluck

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

jedPADS, Inc.

Registration Statement on Form S-1

Filed June 24, 2008

File No. 333-151867

Dear Mr. Kluck:

This letter is in response to your comment letter dated July 30, 2008, with regard to the Form S-1 filing of jetPADS, Inc., a Nevada corporation (“jetPADS” or the "Company") filed on June 24, 2008.

General

1.

The appropriate check box has been marked for Rule 415 offerings.

Undertakings

2.

Undertakings per Item 512(a)(5) of Regulation S-K have been added.

Please contact this office with any further comments or questions.  We are filing this letter on EDGAR correspondence and have filed an amended S-1.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist jetPADS in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Suite 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

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A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Parker

March 10, 2008

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs

Suite 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane